Mr. John Stickel
Mr. J. Nolan McWilliams
Office of Financial

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

May 18, 2020

Re:	StartEngine Crowdfunding, Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed May 1, 2020

File No. 024-11177

Dear Mr. Stickel and Mr. McWilliams:

Thank you for your comments of May 13, 2020 regarding the Offering Statement of StartEngine Crowdfunding, Inc. (the “company”). We appreciate the opportunity to respond to your comments.

Form 1-A filed May 1, 2020

StartEngine and its providers are vulnerable to hackers and cyber attacks, page 12

1. We note that you removed disclosure on pages 8 and 22 related to your plans to use blockchain technology. However, the latter part of this risk factor relates to platforms that use blockchain technology. Please revise for consistency.

We have revised the disclosure on page 12.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Fair Value of Financial Instruments, page F-8

2. We note that you recognized a $176,483 or 74% decline in the fair value of your investment warrants in 2019 and that you regularly receive warrants as part of your fee arrangements. Please address the following:

• Please disclose the number of private portfolio companies for which you hold warrants;

• Disclose the number of private portfolio companies for which you recognized a decline in fair value for the period presented; and

• Enhance your MD&A discussion to address what factors drove the significant fair value decline in your investment warrants in 2019. Ensure your revised discussion addresses the reason(s) for the apparent changes in the weighted average life and risk free rate variables used in valuing these level three investments as disclosed on page F-9.

The company has revised Note 2 of the financial statements to reflect the number of portfolio companies held as well as the number of companies for which it recognized a decline in fair value for the periods presented. In addition, we have added disclosure on page 31 to describe the factors that drove the decline in the investment warrants in 2019.

Accounts Receivable, page F-9

3. We note that your allowance for doubtful accounts increased significantly from $72,723 in 2018 to $817,749 in 2019. Further, we note your bad debt expense was $170,738 in 2019. Please tell us how you accounted for the remaining $574,288 increase in your allowance. In addition:

• Provide us with a rollforward quantifying and describing changes in the allowance for each period presented; and

• Revise to disclose an aging of your receivables for the periods presented and your charge-off policy.

The company’s allowance for doubtful accounts as of December 31, 2019 was $121,183. The previous amount disclosed was incorrectly disclosed. The company has revised the disclosure in Note 2 of its financial statements to reflect the accurate amount.

The company provides an allowance for the receivable amounts when collection is considered doubtful. Once all collection efforts have been exhausted and/or it is certain it will not be able to complete services due to non-performance of the customer, the company charges off the receivable with the allowance for doubtful accounts. The company has modified Note 2 on its financial statements to reflect this.

The rollforward of the activity in our allowance for doubtful accounts for the periods presented was as follows:

Allowance for doubtful accounts at December 31, 2017	$22,700
Bad debt expense	145,341
Amounts charged-off	(95,318)
Allowance for doubtful accounts at December 31, 2018	72,723
Bad debt expense	170,738
Amounts charged-off	(122,278)
Allowance for doubtful accounts at December 31, 2019	$121,183

In addition, the company has evaluated the disclosure requirements in ASC 310-10-50-7a and 7b and determined that it does not have any financing receivables that would require disclosure of the receivable aging. The company’s receivables are all trade accounts receivable with contractual maturity periods of one year or less and that arose from the sale of services. The company’s receivables are all expected to be collected in the near term.

Investments - Other, page F-11

4. You state that you account for stock received from customers with no readily determinable fair value using the cost method, less adjustments for impairment and that during 2019 you received stock with a cost of $110,995 and recognized related impairment expense of $35,198. Please revise to disclose how you determine and measure impairment for stock recognized using the cost method.

The company has revised Note 2 of the financial statements to reflect that at each reporting period, management reviews the list of stock held by the company to identify any customers that are no longer in business. The company also reviews the customers who undertook campaigns, but failed to raise a significant sum of money in relation to their maximum target raise indicating that the likelihood of future economic benefit of the stock is remote. Any amounts identified meeting these criteria are deemed impaired.

Note 6 - Stockholders' Equity, page F-16

5. You disclose that options granted have an exercise price ranging from $5.00 to $7.50. We note from the stock option activity table on page F-18, that outstanding options have a weighed average exercise price ranging from $0.33 to $7.30. Please reconcile this discrepancy. Additionally, tell us why options granted in 2018 were issued at a significant in-the-money margin whereas in 2019, options granted were issued at a significant out-of the-money margin. Lastly, revise to disclose the number of and weighted average exercise prices of options issued to non-employees for the periods presented.

We have revised the disclosure in Note 6 accordingly, including to clarify that the price range reflects only the options granted in 2019. We note that in April 2018, the company changed its methodology for determining the fair market value of its Common Stock. Since then, the company aims to set the exercise price at the current price for its offerings under Regulation A and Regulation CF.

Thank you again for the opportunity to respond to your questions to the Offering Statement of StartEngine Crowdfunding, Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Howard Marks

Chief Executive Officer
StartEngine Crowdfunding, Inc.
750 N San Vicente Blvd.

Suite 800 West

West Hollywood, CA 90069

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